Exhibit 4.18
Dialysis Organization Agreement
      This Dialysis Organization Agreement (this “Agreement”) is made by and between Amgen USA Inc. (“Amgen”) and National Medical Care, Inc. (“NMC”) to set forth the terms and conditions upon which NMC shall purchase Products and Amgen shall pay rebates.
      Amgen and NMC hereby agree as follows:

1.	DEFINITIONS

When used with initial capitals herein, the following terms shall have the meanings ascribed to them below:

1.1.	“Affiliate” of a given entity shall mean an entity that controls, is controlled by, or under common control with such given entity. Control shall mean ownership of more than fifty percent (50%) of the voting stock of an entity or, for non-stock entities, the right to more than fifty percent (50%) of the profits of such entity.

1.2.	“Authorized Wholesalers” shall mean those wholesalers listed on Schedule 1.2, as such list may be modified pursuant to Section 2.3.

1.3.	“Data” shall mean the data provided by NMC to Amgen hereunder in accordance with Article 4.

1.4.	“Designated Affiliates” shall mean any Affiliate of NMC listed on Schedule 1.4, as such list may be modified pursuant to Section 2.2.

1.5.	[*]

1.6.	“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, each as amended.

1.7.	“Individually Identifiable Health Information” shall have the meaning specified in HIPAA.

1.8.	“Information Sheet” shall mean the information sheet attached hereto.

1.9.	“Managed Centers” shall mean an entity for which NMC provides management and administrative services including the purchase and billing of Products, and that is listed on Schedule 1.9, as such list may be modified pursuant to Section 2.2.

1.10.	“Products” shall mean the Amgen products specified on the Information Sheet.

1.11.	[*]

1.12.	[*]

1.13.	“WAC” shall mean the wholesaler acquisition cost established by Amgen in its sole discretion from time to time. WAC is subject to change by Amgen in its sole discretion at any time, by any amount, without notice, provided, however, that Amgen shall use commercially reasonable efforts to notify NMC of any change to WAC.

2.	PURCHASE AND SALE OF PRODUCTS

2.1.	Discounts. [*]

2.2.	Affiliates. Only purchases of Products made by NMC, its Designated Affiliates and Managed Centers shall be eligible for the pricing, discounts and rebates granted pursuant to this Agreement. NMC shall have the right to add or remove its Affiliates to or from the list of Designated Affiliates and add or remove Managed Centers to or from the list thereof by thirty (30) days prior written notice to Amgen upon Amgen’s approval, which shall not be unreasonably withheld or delayed. In the event of a change to information regarding a Designated Affiliate or Managed Center (such as address), NMC shall promptly notify Amgen and Amgen shall update the relevant list. Amgen shall for cause have the right to add or remove Affiliates of NMC from the list of Designated Affiliates and Managed Centers from the list thereof by thirty (30) days prior written notice to NMC. NMC shall ensure compliance with the terms and conditions of this Agreement applying to NMC by its Designated Affiliates and Managed Centers. NMC shall be jointly and severally liable for the acts and omissions of its Affiliates and Managed Centers, and Amgen shall have the right (but not the obligation) to proceed directly against NMC in the event of a breach of this Agreement by any such Affiliate or Managed Center, without first proceeding against such Affiliate or Managed Center.

2.3.	Authorized Wholesalers. Only Products purchased from Authorized Wholesalers shall be eligible for the [*] granted pursuant to this Agreement. NMC shall have the right to remove wholesalers from the list of Authorized Wholesalers by thirty (30) days prior written notice to Amgen, and shall have the right to add wholesalers to the list of Authorized Wholesalers by thirty (30) days notice to Amgen upon Amgen’s approval, which shall not be unreasonably withheld or delayed. Amgen shall have the right to add or remove wholesalers from the list of Authorized Wholesalers by thirty (30) days prior written notice to NMC. In the event of any such removal by Amgen, Amgen shall work with NMC to transition NMC’s purchasing to an Authorized Wholesaler and shall use reasonable efforts to establish a direct purchasing relationship in any interim period between the removal of the removed Authorized Wholesaler and the initiation of purchases from a new Authorized Wholesaler, if no alternative Authorized Wholesaler exists at such time. Any such relationship shall be subject to credit qualification and the approval by Amgen of an application for direct ship account.

2.4.	Own Use. Only Products purchased for NMC’s, its Designated Affiliates’ or its Managed Centers’ “own use” for the treatment of dialysis patients shall be eligible for the [*] granted pursuant to this Agreement. NMC, its Designated Affiliates and its Managed Centers covenant that they shall not seek any such [*] for any Products not for its or their “own use” for the treatment of dialysis patients, and shall promptly notify Amgen in the event Amgen does provide NMC, its Designated Affiliate or a Managed Center any such [*].

2.5.	[*]

2.6.	Vial Sizes. NMC agrees that it and its Affiliates and Managed Centers shall notify Amgen if it desires to modify in its relative mix of Product types in their purchases from its historical mix. NMC shall give Amgen at least six months’ prior written notice should NMC intend to modify the percentage of its purchases made up by any particular SKU deviate by more than 15% from the previous calendar quarter unless Amgen’s prior written consent shall have been obtained, which will not be unreasonably withheld. By way of example, if EPOGEN® 2,000 unit/mL (NDC 55513-126-01) made up 35% of the aggregate purchases of Amgen Products by NMC, its Affiliates and Managed Centers in the first calendar quarter of given year, it shall make up no less than 29.75% (i.e. 85% of 35%) and no more than 40.25% (i.e. 115% of 35%) of the aggregate purchases of Amgen Products by NMC, its Affiliates and Managed Centers in the second calendar quarter of such year, unless NMC shall have given Amgen six months’ prior written notice of such change. NMC shall promptly notify and consult with Amgen should it consider a material modification to its Product type mix. The purpose of this section is to allow Amgen adequate time to adjust its manufacturing processes. Amgen will use commercially reasonable efforts to modify its processes to meet the new mix, and will commence shipping the new mix when available.

3.	REBATES

3.1.	Earning and Vesting of Rebates. [*]

3.2.	Payment of Rebates. [*]

3.3.	Verification and Audit. [*]

3.4.	Adjustments for Changes. [*]

3.5.	Treatment of Discounts and Rebates. NMC agrees that it, its Affiliates and Managed Centers shall properly disclose and account for all discounts and rebates earned hereunder, in whatever form, in compliance with all applicable federal, state, and local laws and regulations, including §1128B(b) of the Social Security Act and its implementing regulations. NMC also agrees that it, its Affiliates and Managed Centers shall (i) claim the benefit of such discount or rebate received in the fiscal year in which such discount or rebate was earned or the year after, (ii) fully and accurately report the value of such discount or rebate in any cost reports filed under Title XVIII or Title XIX of the Social Security Act, or a state health care program, and (iii) provide, upon request by the U.S. Department of Health and Human Services or a state agency or any other federally funded state health care program, the information furnished to NMC, its Affiliates or Managed Centers by Amgen concerning the amount or value of such discount or rebate. Amgen shall properly disclose and account for all discounts and rebates given hereunder in accordance with its obligations under all applicable federal, state, and local laws and regulations, including §1128B(b) of the Social Security Act and its implementing regulations.

3.6.	Reports. Amgen shall provide to NMC a quarterly statement of the rebates earned hereunder with the itemization of Product purchases made in a particular calendar quarter, broken down by Designated Affiliates and Managed Centers; and any other information that NMC may reasonably request that is reasonably available to Amgen and necessary for NMC to obtain in order to comply with its obligations hereunder or to calculate or confirm purchases, discounts, or rebates due or paid. NMC agrees that it will provide such information to its Affiliates and Managed Centers in a timely manner in order to allow such Affiliates and Managed Centers to meet their reporting and other obligations hereunder and under applicable law and regulation.

4.	PRODUCT DATA

4.1.	Data Submission. NMC shall provide the data specified in Exhibit 3.1 to Amgen (or to a data collection vendor specified by Amgen) within thirty (30) days of the end of each calendar month. Such Data shall be provided in the format set forth in such Schedules.

4.2.	HIPAA Compliance. NMC shall not provide Amgen (or any specified data collection vendor) any Data in violation of HIPAA. Any Individually Identifiable Health Information shall have been de-identified in accordance with HIPAA prior to provision to Amgen or its designee. Notwithstanding anything contained herein to the contrary, in order to assure compliance, as determined by either party in its reasonable discretion, with any existing federal, state or local statute, regulation or ordinance relating to patient privacy of medical records, or at any time following the enactment of any federal, state, or local law or regulation relating to patient privacy of medical records that in any manner reforms, modifies, alters, restricts, or otherwise affects any of the data received or to be received in connection with any of the incentives contemplated under this Agreement, either party may upon thirty (30) days’ notice, seek to modify this Agreement with respect to the affected incentive. NMC and Amgen shall meet and in good faith seek to mutually agree to modify this Agreement to accommodate any such change in law or regulation, with the intent to, if possible, retain the essential terms of the affected incentive and pricing structure. If the parties, after a reasonable time, are unable to agree upon such a modification, Amgen shall be entitled to terminate the affected incentive upon thirty (30) days’ notice or upon the date such change in law or regulation goes into effect, whichever is earlier. Notwithstanding the foregoing, in the event Amgen terminates such affected incentive as contemplated in the preceding sentence, any amount earned by NMC under such incentive through the effective date of such change in law or regulation or the date of termination, as applicable, shall be due and owing to NMC. In such a case, NMC agrees that it shall provide Amgen with such data as may be necessary for Amgen to calculate such incentive. In the event NMC fails to provide Amgen with such data, Amgen shall have no obligation to pay such incentive.

4.3.	Case Identifier. NMC shall consistently use a unique alpha-numeric code (which shall not be derived from Individually Identifiable Health Information) as a “case identifier” to track the care rendered to each individual patient over time, and such case identifier shall be included in the data provided to Amgen. The key or list matching patient identities to their unique case identifiers shall not be provided to Amgen.

4.4.	Data Use. Amgen shall have the right to use Data to support verification of the services referenced in this Agreement, for Amgen-sponsored research and analysis, development of marketing materials, running internal trending analyses, overall analyses of how to improve treatment of patients on dialysis, creating tools by Amgen marketing personnel, and other internal Amgen business purposes. Notwithstanding the foregoing, without NMC’s prior written consent (such consent not to be unreasonably withheld or delayed): (i) Amgen shall not disclose to third parties the health information data provided by NMC hereunder except pursuant to public health activities and to agents of Amgen bound by commercially reasonable obligations of confidentiality (or as required by law or regulation); and (ii) Amgen shall not sell or resell any such data or derivative works thereof to any third party.

5.	WARRANTIES, REPRESENTATIONS AND COVENANTS

5.1.	Power and Authority. Each party represents and warrants to the other that this Agreement: (a) has been duly authorized, executed, and delivered by it, (b) constitutes a valid, legal, and binding agreement enforceable against it in accordance with the terms contained herein, and (c) does not conflict with or violate any of its other contractual obligations, expressed or implied, to which it is a party or by which it may be bound. The party executing this Agreement on behalf of NMC specifically warrants and represents to Amgen that he or she is authorized to execute this Agreement on behalf of and has the power to bind NMC, its Affiliates and Managed Centers to the terms set forth in this Agreement. The party executing this Agreement on behalf of Amgen specifically warrants and represents to NMC that he or she is authorized to execute this Agreement on behalf of and has the power to bind Amgen.

5.2.	Compliance with Law and Regulation. Amgen shall, and NMC, its Affiliates and Managed Centers shall, comply with all applicable law and regulation.

5.3.	Products. Amgen warrants that, as of the time of delivery by Amgen to a common carrier or other third party that:

5.3.1.	the Products are manufactured and labeled in accordance with all applicable federal, state and local laws and regulations pertaining to the manufacturing of the Products including without limitation, the Federal Food, Drug and Cosmetic Act and implementing regulations and meet all the specifications for effectiveness and reliability as required by the United States Food and Drug Administration; and;

5.3.2.	when used in accordance with the directions on their labeling, the Products are fit for the purposes and indications described in such labeling.

Amgen agrees that it will promptly notify NMC if it determines that there has been any material defect in any of the Products delivered to NMC.

5.4.	NO OTHER WARRANTIES. OTHER THAN THE WARRANTIES EXPRESSLY SET FORTH HEREIN, NEITHER PARTY MAKES, AND EACH PARTY EXPRESSLY DISCLAIMS, ALL OTHER WARRANTIES, INCLUDING THOSE OF NONINFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

6.	INDEMNITY AND INSURANCE

6.1.	Insurance. Each of the parties agrees that it shall secure and maintain in full force and effect throughout the term of this Agreement (and following termination, to the extent necessary to cover any claims arising from the Agreement) comprehensive general liability insurance. Such insurance shall provide, among other things, product liability, professional liability, workmen’s compensation, and broad form contractual liability coverage for its indemnification obligations hereunder, and shall have limits acceptable to the other party. Any limits on each of a party’s insurance coverage shall not be construed to create a limit on such party’s liability with respect to its obligations under this Agreement. The parties shall have the right to satisfy its obligations under this Section 6.1 through self-insurance.

6.2.	Indemnity.

6.2.1.	By Amgen. Amgen agrees to indemnify, defend and hold harmless NMC, its Affiliates and Managed Centers, and its and their respective employees, officers and directors from and against any and all amounts payable to third parties pursuant to a written settlement agreement or court order (including but not limited to reasonable attorney fees incurred by NMC in the defense of a third party claim prior to Amgen’s assumption of the defense thereof) (“Third Party Awards”) that result directly from: (a) Products that as of the date of shipment by Amgen: (i) contain defects in material and workmanship, (ii) are adulterated or misbranded within the meaning of applicable provisions of the FDC Act, or (iii) are prohibited from being introduced into interstate commerce by Section 301 of the FDC Act or Section 351 of the Public Health Service Act, or (b) Amgen’s gross negligence or willful misconduct; provided that such indemnity shall not apply to Third Party Awards arising out of the negligent or willful actions or omissions of NMC, its Affiliates or Managed Centers, or its or their respective agents, employees, representatives, successors or assigns, or to the extent arising out of a matter for which NMC is required to indemnify Amgen pursuant to Section 6.2.2 of this Agreement, or due to defects in the Products caused by persons other than Amgen or that result from neglect, misuse, unauthorized adulteration or modification, improper testing, handling or storage or any cause beyond the range of normal usage; and further provided that (a) Amgen is promptly notified in writing of any such third party claim for which this indemnity obligation may apply, (b) Amgen shall have sole control of the defense and settlement thereof, and (c) NMC cooperates fully and gives Amgen all requested information and assistance for such defense. The preceding paragraph sets forth NMC’s and its Affiliates’ sole remedy for claims of Product defect, adulteration or misbranding.

6.2.2.	By NMC. NMC, its Affiliates and Managed Centers agree to indemnify, defend and hold harmless Amgen and its respective employees, officers and directors from and against any and all Third Party Awards that result from NMC’s, its Affiliates’ or its Managed Centers’ transportation, handling, storage, promotion or sale of the Products and not arising solely out of Amgen’s negligence, or a matter for which Amgen is required to indemnify NMC pursuant to the above paragraph, provided that (a) NMC is promptly notified in writing of any such third party claim for which this indemnity obligation may apply, (b) NMC shall have sole control of the defense and settlement thereof, and (c) Amgen cooperates fully and gives NMC all requested information and assistance for such defense.

7.	TERM AND TERMINATION

7.1.	Term. This Agreement shall come into effect as of the Term Start Date and shall expire as of the Term End Date, unless sooner terminated in accordance with this Article 7.

7.2.	Termination. Either party may terminate this Agreement in the event of an uncured material breach following thirty (30) days written notice of same (which termination shall be automatically effective at the end of such thirty (30) day period should such breach remain uncured). In addition, Amgen shall have the right to terminate this Agreement without cause by thirty (30) days written notice to NMC.

7.3.	Compliance with or Change in Law or Regulation. Notwithstanding anything contained herein to the contrary, in order to assure compliance with any existing federal, state or local statute, regulation or ordinance, or at any time following the enactment of any federal, state, or local law, regulation, policy, program memorandum or other interpretation, modification or utilization guideline by any payer that in any manner reforms, modifies, alters, restricts, or otherwise affects the pricing of or reimbursement available for any of the Products or restricts NMC’s ability to provide, or Amgen’s ability to receive or use Data in accordance with this Agreement, including but not limited to the enactment of any reimbursement rule, guideline, final program memorandum, coverage decision, pricing decision, instruction or the like by the Centers for Medicare and Medicaid Services (“CMS”) or one of its contractors (carriers or fiscal intermediaries), or any change in reimbursement systems that in any manner reforms, modifies, alters, restricts or otherwise affects the reimbursement available to NMC for any of the

Products, upon ten (10) days prior written notice, (i) either party may terminate this Agreement, (ii) Amgen may, in its sole discretion, modify any pricing, rebate or discount terms contained herein, or (iii) Amgen may, in its sole discretion, exclude any Designated Affiliates or Managed Centers from participating in this Agreement. Without limiting the foregoing, any change, modification or further clarification to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“MMA”) or any rules or regulations promulgated thereunder, or the Erythropoeitin Monitoring Policy for ESRD Patients that occurs subsequent to the Term Start Date would specifically trigger the right to the termination or modification referenced herein. Additionally, to assure compliance with any existing federal, state or local statute, regulation or ordinance, Amgen reserves the right, in its sole discretion, to exclude any Affiliates or Managed Centers from the pricing, rebate and discount provisions of this Agreement and/or to reasonably modify any pricing, rebate or discount terms contained herein.

7.4.	[*]

7.5.	Effect of Termination. Upon any termination or expiration of this Agreement, any earned and vested rebates shall be paid in accordance with the terms set forth in Article 3. Upon termination of this Agreement for any reason other than actual or threatened breach by NMC, any earned but unvested rebates shall vest as of the effective date of such termination. In the event of any termination during a calendar quarter, Amgen shall pro-rate any data used in calculating payments hereunder, and such payments, as appropriate.

7.6.	Survival. The following provisions shall survive any expiration or termination of this Agreement: Sections 3.2-3.5 (with respect to periods prior to such expiration or termination) and 7.5 and Articles 4 (with respect to periods prior to such expiration or termination), 6 and 8.

8.	MISCELLANEOUS

8.1.	Amendment. Except as expressly set forth herein, no amendment of this Agreement shall be effective unless expressed in a writing signed by each of the parties. Amgen reserves the right to amend any discount, rebate or other incentive program described in this Agreement at any time as provided in Section 7.3 by giving NMC prior written notice thereof. In the event of such amendment, Amgen shall have the right, but not the obligation, to immediately vest any unvested rebates as of the effective date of any amendment. In addition, if determined by Amgen to be necessary or useful to accommodate such amendment, Amgen shall have the right to calculate any rebates as of the effective date of such amendment.

8.2.	Assignment. Neither party shall have the right to assign this Agreement without the other’s prior written consent, and any attempted assignment shall be void. Notwithstanding the foregoing, Amgen shall have the right to assign this Agreement, in its entirety, to an Affiliate. This Agreement shall be binding on the parties’ permitted successors and assigns.

8.3.	Conflicting Provisions. In the event of any conflict between this Agreement and any purchase order or invoice relating to the subject matter of this Agreement, including service fees, purchase orders or payment terms, this Agreement shall control.

8.4.	Construction. This Agreement shall be deemed to have been jointly drafted by the parties, and no rule of strict construction shall apply against either party. As used herein, the word “including” shall mean “including, without limitation.”

8.5.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original.

8.6.	Currency. All amounts herein are set forth in United States Dollars.

8.7.	Force Majeure. Neither party will be liable for delays in performance or nonperformance of this Agreement or any covenant contained herein if such delay or nonperformance is a result of Acts of God, civil or military authority, civil disobedience, epidemics, war, failure of carriers to furnish transportation, strike or other labor disturbances, inability to obtain material or equipment, or any other cause of like nature beyond the control of such party.

8.8.	Further Assurances. The parties shall perform all further acts reasonably requested by the other party to effectuate the purposes of this Agreement.

8.9.	Governing Law. This Agreement shall be governed by the laws of the State of Delaware, excluding its choice of law rules. Each party hereby irrevocably submits to the jurisdiction of the state and Federal courts located in the State of Delaware, and agrees that any dispute arising out of or relating to this Agreement shall be heard in a state or Federal court located in Wilmington, Delaware, and agrees that it shall not assert any objection or defense of lack of jurisdiction, improper venue or forum non conveniens in any dispute brought in such courts. The parties agree that any such dispute shall be adjudicated as between the parties, and neither party shall seek certification as a class. Notwithstanding the foregoing, either party shall have the right to join any party ruled indispensable by the relevant court.

8.10.	Merger. This Agreement, together with the Information Sheet, constitutes the entire Agreement, written or oral, of the parties concerning the subject matter hereof. The Exhibits to this Agreement are hereby incorporated into and made a part of this Agreement. This Agreement supersedes any prior or contemporaneous agreements on the subject matter hereof, including any prior data use agreement between the parties.

8.11.	No Partnership. The relationship between Amgen and NMC, its Affiliates and Managed Centers is that of independent contractors, and not a partnership or an agency, franchise or other relationship. Neither party shall have the authority to bind the other.

8.12.	Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given or made five (5) days after deposit in the United States mail with proper postage for first-class registered or certified mail prepaid, return receipt requested, or when delivered personally or by facsimile (as shown by concurrent written transmission confirmation), or one (1) day following traceable delivery to a nationally recognized overnight delivery service with instructions for overnight delivery, in each case addressed to the address set forth for Amgen below, or for NMC, at the address set forth in the Information Sheet, or at such designated address that either party shall have furnished to the other in accordance with this Section 8.12:

If to Amgen:
Amgen USA Inc.
One Amgen Center Drive, M/S 37-2-B
Thousand Oaks, CA 91320-1789
Attn: Sr. Contract and Pricing Analyst — Nephrology Business Unit
Fax: (805) 376-8558
with a copy to:
Amgen USA Inc.
One Amgen Center Drive, M/S 28-2-D
Thousand Oaks, CA 91320-1789
Attn: General Counsel
Fax: (805) 499-8011

8.13.	Publicity. The terms and conditions of this Agreement and the amount and structures of any discount, rebate or other reduction in price described herein are the confidential information of the parties, and neither party shall disclose the same to any person or entity without the other’s prior written consent, except as necessary to comply with obligations pursuant to Section 3.5 or applicable law or regulation. NMC shall only share such information with those employees who have a need to know and shall only use such information for the purpose of fulfilling its obligations under this Agreement. Neither party shall make any press release in connection with the execution of this Agreement without the other party’s prior written consent.

8.14.	Severability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, the parties shall attempt, in good faith, to negotiate a modification of this Agreement so as to comply with the relevant law or regulation. Should they be unable to do so within thirty (30) days, either party shall have the right to terminate this Agreement upon ten (10) days prior written notice to the other.

8.15.	Waiver. No party shall be deemed to have waived any right hereunder, unless such waiver is expressed in a writing signed by such party.

8.16.	Direct Purchase of Products. NMC may purchase EPOGEN® S10, 10,000 U, 1 mL (10,000 U/mL) vial NDC 55513-144-10; EPOGEN® M20, 20,000 U, 1 mL vials, NDC 55513-478-10 packaged as ten (10) vials per pack and four (4) packs per case; S4, 4,000 U, 1 mL vials, NDC 55513-148-10 packaged as ten (10) vials per pack and ten (10) packs per case; and Aranesp® 25 mcg, 1.0 mL vials, NDC 55513-010-04 packaged as four (4) vials per pack and ten (10) packs per case; 40 mcg, 1.0 mL vials, NDC 55513-011-04 packaged as four (4) vials per pack and ten (10) packs per case; 60 mcg, 1.0 mL vials, NDC 55513-012-04 packaged as four (4) vials per pack and ten (10) packs per case; 100 mcg, 1.0 mL vials, NDC 55513-013-04 packaged as four (4) vials per pack and ten (10) packs per case; 200 mcg, 1.0 mL vials, NDC 55513-014-01 packaged as one (1) vial per pack and four (4) packs per case; 150 mcg, 0.75 mL single-use vials, NDC 55513-054-04 packaged as four (4) vials per pack and ten (10) packs per case; 300 mcg, 1.0 mL single-use vials, NDC 55513-015-01 packaged as one (1) vial per pack and four (4) packs per case; Aranesp® SingleJect® Prefilled Syringe 60 mcg, 0.3 mL (200 mcg/mL), single-use syringe, NDC 55513-039-04 packaged as 4 syringes per pack; 10 packs per case; Aranesp® SingleJect® Prefilled Syringe 100 mcg, 0.5 mL (200 mcg/mL), single-use syringe, NDC 55513-041-04 packaged as 4 syringes per pack; 10 packs per case; Aranesp® SingleJect® Prefilled Syringe 200 mcg, 0.4 mL (500 mcg/mL), single-use syringe, NDC 55513-044-01, packaged as 1 syringe per pack; 4 packs per case; and Aranesp® SingleJect® Prefilled Syringe 300 mcg, 0.6 mL (500 mcg/mL), single-use syringe, NDC 55513-046-01, packaged as 1 syringe per pack; 4 packs per case, NDC 55513-043-04 single-use syringe; four (4) syringes per pack; ten (10) packs per case, 150 mcg, 0.3 mL (500 mcg/mL) (the “Direct Product”) on a direct basis from Amgen in accordance with the terms set forth in Exhibit 8.16 which is incorporated herein by reference.
********

      The parties have executed this Agreement by their designated representatives set forth below.

AMGEN USA INC.		NATIONAL MEDICAL CARE, INC.

By:	/s/ Fred Manak	By:	/s/ Robert J. McGorty

Name (print):	Fred Manak	Name (print):	Robert J. McGorty

Title:	Director Contracts and Pricing	Title:	Vice President

Date:	12/14/05	Date:	12/14/05

Schedule 1.2
Authorized Wholesalers
      [*]

Schedule 1.4
Designated Affiliates
(to be inserted)

Schedule 1.9
Managed Centers
(to be inserted)

Schedule 8.16
Approved Distribution Centers
Fresenius USA Manufacturing, Inc.
d/b/a Nephromed and affiliates
95 Hayden Avenue
Lexington, MA 92420-9192

Exhibit 3.1
Discount Terms and Conditions

1	Rebate/Incentive Qualification Requirements. [*]

Exhibit 8.16
Terms for Purchase of Direct Product
      Pursuant to Section 8.16 of the Agreement, the terms under which NMC may purchase Direct Product on a direct basis from Amgen are as follows:

1.	Orders/Invoices. NMC shall place Direct Product orders with NMC Distribution Center. NMC Distribution Center shall transmit orders and receive corresponding invoices via electronic data interchange (“EDI”) in a format specified by Amgen.

Orders may be submitted via facsimile, mail, or telephone to the address and telephone/fax numbers listed below. [*]

Amgen Customer Service may be reached at the following address and phone numbers:

Amgen USA Inc.
Customer Service Department	Fax: 1-800-292-6436
One Amgen Center Drive	Tel: 1-800-282-6436
Thousand Oaks, CA 91320-1799

2.	[*]

3.	Title and Risk of Loss. [*]

4.	Pricing for Direct Product. [*]

5.	Terms of Payment. NMC Distribution Center agrees to pay a [*] for Direct Product ordered, at terms of [*]

6.	Credit. NMC Distribution Center shall send annually, within one hundred twenty (120) days of Fresenius Medical Care Holdings, Inc.’s (“FMCH”) fiscal year end, or more frequently as requested by Amgen, copies of FMCH’s audited financial statements for such fiscal year to:

Amgen USA Inc.
Customer Finance Department
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

If no audited financial statements are available, NMC Distribution Center shall send unaudited financial statements which are certified by NMC Distribution Center’s principal financial officer as being accurate in all material respects. Amgen shall not be obligated to ship Direct Product to NMC Distribution Center if there are any amounts past due on NMC Distribution Center’s account or if NMC Distribution Center’s outstanding balance due exceeds NMC Distribution Center’s predetermined credit limit. NMC Distribution Center shall supply Amgen written notice of the sale or transfer of all or substantially all of its assets of, or a controlling interest in, NMC Distribution Center at least thirty (30) days prior to such action if not otherwise prohibited by law or contractual obligations. Amgen reserves the right in its sole discretion to modify its credit policies and to require prepayment or satisfactory security at any time.

7.	Sales Data. NMC Distribution Center shall submit all Direct Product sales data, including Customer returns, rebillings and associated credits to IMS America, Ltd. (“IMS”) and to any other third-party sales reporting organization as reasonably requested by Amgen, on a monthly basis, and within two (2) weeks after the close of each month. NMC Distribution Center shall provide all information and assistance reasonably required by Amgen to determine and verify Medicaid, other government, or third-party rebate claims or obligations. If NMC Distribution Center is unable to report such sales data to the agreed upon independent third-party sales reporting organization(s) due to unwillingness of the third party to deal with NMC Distribution Center, Amgen’s sole recourse shall be to terminate the Direct Product purchase components of this Agreement.

8.	Contracts and Chargebacks. NMC Distribution Center agrees to service contracts that Amgen has entered into with Customers in accordance with the terms specified in bid award notifications sent by Amgen to

NMC Distribution Center. [*] Adjustments or credits will be made in accordance with Amgen’s Chargeback Policy (See Article One) attached hereto and incorporated herein. NMC Distribution Center further agrees to submit chargebacks to Amgen via EDI in a format acceptable to Amgen at least once per week, and in accordance with Amgen’s Chargeback Policy. NMC Distribution Center shall retain all documentation supporting such chargebacks for a period of eighteen (18) months from the date of sale and permit Amgen employees or contractors (who shall not be compensated by Amgen on a contingency basis) to review this documentation upon request.

9.	Product Returns. NMC Distribution Center shall comply with Amgen’s Product Return Policy (See Article Two) and all requirements of the Prescription Drug Marketing Act of 1987 (as amended from time to time).

9.1	Returns by Customer to NMC Distribution Center: NMC Distribution Center shall notify Amgen of all Direct Product returned to NMC Distribution Center in the form of a negative chargeback. This will ensure that the proper adjustment is made to NMC Distribution Center’s account.

9.2	Returns by NMC Distribution Center to Amgen: Amgen shall only accept Direct Product returns from NMC Distribution Center that have been pre-authorized by Amgen Customer Service. Direct Product must be in original, unopened and undamaged cartons and returned within twelve (12) months post expiration and must be in full compliance with Amgen’s Product Return Policy (See Article Two) attached hereto and incorporated herein. Amgen will promptly issue credit to NMC Distribution Center in accordance with Amgen’s Product Return Policy.

9.3	Returns by Customer to Amgen: Amgen shall accept from Customer Direct Product returns that have been pre-authorized by Amgen Customer Service. NMC Distribution Center agrees to promptly issue credit to Customer returning Direct Product directly to Amgen and for which Amgen has issued a credit memo to NMC Distribution Center.

10.	Rebillings and Associated Credits. NMC Distribution Center agrees to submit to Amgen all Customer rebillings and associated credits in conformance with Amgen’s Chargeback Policy.

11.	Product Recall. In the event of a recall, Amgen will promptly notify NMC Distribution Center and relevant Customer of such recall and arrange for Direct Product to be shipped directly to Amgen. Amgen will provide a third-party billing number (common carrier) to Customer and NMC Distribution Center for shipping of recalled Direct Product directly to Amgen. NMC Distribution Center shall provide a list of Customer names and addresses to Amgen who may have received recalled Direct Product. In consideration for NMC Distribution Center’s administrative expenses, Amgen will pay NMC Distribution Center for a list of each Customer that may have received recalled Direct Product in the amount equal to $1.00 per Customer name up to a maximum $100.00 per distribution center. NMC Distribution Center shall render its services and assist Amgen in returning all recalled Direct Product to Amgen.

Amgen shall provide reasonable compensation to NMC Distribution Center per HDMA standards for additional services that may be requested by Amgen. A credit memo will be issued to NMC Distribution Center for all recalled Direct Product returned to Amgen. NMC Distribution Center shall promptly issue credit to Customer for recalled Direct Product returned directly to Amgen for which Amgen has issued a credit memoranda to NMC Distribution Center. NMC Distribution Center may call Amgen Customer Service at 1-800-282-6436 for further instructions in the event of a recall.

12.	Applicable Laws and Regulations. Amgen and NMC Distribution Center agree to comply with all laws (local, state and federal) applicable to the purchase, handling, sale, and distribution of Direct Product. NMC agrees to provide Amgen with the statutory citation of all local and state laws and regulations contemplated by this Article 12. In the event there shall be a change in federal or state statutes (including, but not limited to Medicare or Medicaid statutes, Federal Food, Drug and Cosmetic Act (the “FDC Act”), and any other statutes governing distribution, handling, purchasing, or sale of drugs, medical supplies and durable medical equipment), case laws, regulations or general instructions, the interpretation of any of the foregoing, the adoption of new federal or state legislation, or a change in any third party reimbursement system, any of which are reasonably likely to materially and adversely affect the manner in which either party may perform or be compensated for its services under this Agreement or which shall make this Agreement unlawful, the parties shall immediately enter into good faith negotiations regarding a new service arrangement or basis for compensation for the services furnished pursuant to this Agreement that complies with the law, regulation, or policy. If good faith negotiations cannot resolve the matter within thirty (30) days, the parties shall terminate the Agreement.

13.	Diversion. NMC Distribution Center shall distribute Direct Product only to those approved Designated Affiliates and Managed Centers listed on Schedule 1.4 and Schedule 1.9. NMC Distribution Center shall promptly notify Amgen upon learning of any activity that appears to be diversion of Direct Product, including the sale, distribution or purchase of Direct Product for uses beyond the provision of care for dialysis patients, or the sale or distribution of Direct Product outside of the United States and Puerto Rico. Amgen may terminate this Agreement upon written notice if it is determined by Amgen, in its sole discretion, that NMC Distribution Center has purchased Direct Product from sources other than Amgen or distributed Direct Product to entities not listed on Schedule 1.4 and/or Schedule 1.9.

Article 1
Chargeback Policy

1.	INITIAL SUBMISSIONS:

Chargeback claims must be submitted via EDI in a format acceptable to Amgen. Claims must be received by Amgen no later than sixty (60) calendar days after NMC Distribution Center has invoiced the Customer. Each item must contain the information necessary to uniquely identify the Customer, including the Health Industry Number (HIN) and complete ship-to name and address, or other identifier as required by Amgen.

2.	PROCESSING TIME:

Amgen will process all initial chargeback claims received in an acceptable format within ten (10) business days. Once the chargeback claim has been processed, NMC Distribution Center will receive, by mail, the credit memoranda and/or discrepancy report.

3.	DISCREPANCIES:

Partial Rejections: If any item cannot be validated from the claim, it will be rejected and credit will not be issued for that item. NMC Distribution Center will receive the credit memoranda for the validated items in conjunction with the discrepancy report for rejected items. A reason will be given for each rejected item.

Full Rejections: Submissions not in an acceptable format or with a rejection rate greater than ten percent (10%) may be rejected in full. Upon such notification, NMC Distribution Center must correct the error(s) and electronically retransmit the entire claim.

4.	RESUBMISSIONS:

Amgen will accept resubmissions for rejected chargebacks within sixty (60) calendar days after NMC Distribution Center has been notified of the rejection. Claims must be submitted on Amgen’s discrepancy report with any corrections or additional information necessary to validate such claim.

5.	CUSTOMER RETURNS:

NMC Distribution Center must report its Customer returns as “negative” or “reverse” chargebacks.

6.	CREDITS AND REBILLS:

NMC Distribution Center shall submit simultaneously to Amgen the credits and their associated rebills within sixty (60) calendar days after NMC Distribution Center rebills a Customer.

7.	CONTRACT ELIGIBILITY:

Claims will only be honored for sales made in accordance with the Bid Award Notifications sent by Amgen to NMC Distribution Center. A facility may only participate on one (1) contract for each product at any given time. An individual contract will take precedence over any group purchasing organization contract of which the facility may be a part.

8.	AUDIT:

Amgen shall have access to all information necessary to verify chargeback claims.

9.	DEDUCTIONS:

Deductions of chargeback claims are not permitted unless supported with a valid credit memoranda from Amgen. Amgen’s Chargeback Policy conforms with the guidelines set by the Healthcare Distribution Management Association. Amgen reserves the right to modify its Chargeback Policy upon notice to NMC pursuant to Section 8.12 in the Agreement.

Article Two
Product Return Policy
AUTHORIZATION:
      Contact Amgen Customer Service Department at 800-282-6436 for proper instructions for Amgen Products.
RETURNABLE ITEMS:

•	Unused partials or full pack quantities with less than one year post expiration date.

•	Product received in error or damaged in transit.
NON-REFUNDABLE ITEMS:
      Although all products may be returned, no credit will be issued for:

•	Product twelve (12) months or more post expiration date.

•	Product destroyed or damaged due to improper storage, heat, cold, water, or smoke, left unrefrigerated or other conditions beyond the control of Amgen.

•	Product destroyed or losses suffered in a natural disaster (flood, hurricane, tornado, etc.).

•	Product obtained other than through normal channels of distribution.

•	Product that is in unsaleable condition through no fault of Amgen.

•	Product shipped as a no charge item.

•	Unauthorized excess stock.
TRANSPORTATION CHARGES:

•	Prepaid by customer
TERMS OF RETURN POLICY:

•	Credit if applicable for outdated Product, will be based on then-current WAC less ten percent (10%).

•	Credit for indirect customers for outdated product, will be issued in the form of a check by Capital Returns Inc. on behalf of Amgen.

•	Credit for direct customers for outdated product, will be issued by Amgen in the form of a credit invoice.

•	Amgen will not be responsible for any charges associated with third party return processors.

•	No credit for shipping, handling and return processing fees.

•	Product ordered or received in error must be reported within fifteen (15) business days of Product receipt.

•	Pre-deductions from invoices are not allowed.

•	All items are subject to credit approval by Amgen Customer Service.
Third Party Returns Processors:

•	For all outdated Product, please forward return with detail manifest directly to:
Capital Returns, Inc.
Attn: Amgen Return Goods
6101 North 64th Street
Milwaukee, WI 53218

COMPANY DISCLAIMER:

•	Products returned are subject to Amgen’s and or Capital Returns’ evaluation at the time of receipt for final count and inspection.

•	Amgen may, with notice to Wholesaler in its sole discretion, make exceptions, changes and/or modifications to the Returned Goods Policy.

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